Exhibit 99.4

Appraisal of

Peak at Vinings Mountain Apartments

100 Pinehurst Drive

Atlanta, GA 30339

COGENT Realty Advisors, LLC

Commercial Real Estate Valuation, Consultation, Due Diligence

5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206

Tel: 214.363.3373 Fax: 214.635.2777

January 23, 2013

Ms. Lisa R. Cohn

Executive Vice President

Fox Partners II LLC

4582 S. Ulster St., Suite 1100

Denver, CO 80237

Re:	Peak at Vinings Mountain Apartments
100 Pinehurst Drive
Atlanta, GA 30339

Dear Ms. Cohn:

In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of January 18, 2013 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was October 24, 2012 and its results were communicated in a Self-contained Appraisal Report dated October 31, 2012 (the “Prior Report”), a copy of which you retain on file.

This appraisal report addresses changes that have occurred subsequent to the date the Prior Report was prepared. The scope of this update appraisal assignment included the collection, confirmation and analysis of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.

The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Prior Report. The Property was not reinspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Prior Report.

The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Prior Report.

The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.

COGENT Realty Advisors, LLC

Commercial Real Estate Valuation, Consultation, Due Diligence

5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206

Tel: 214.363.3373 Fax: 214.635.2777

Ms. Lisa R. Cohn	January 23, 2013
Fox Partners II	Page 2

Situated as noted above, the subject property consists of a 20.0-acre site improved with a 280-unit garden-style apartment complex containing 272,390 square feet of rentable area. Additional site improvements include a clubhouse, swimming pool with surrounding patio/deck areas, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Peak at Vinings Mountain, is classified as a Class A apartment community by local market standards. The property, originally developed in 1981 was extensively renovated in 2009. It is operating at stabilized occupancy and according to discussions with property management remains in good physical condition in comparison to substitute properties of similar age and characteristics.

Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Peak at Vinings Mountain Apartments, as of January 18, 2013, is:

THIRTY-FIVE MILLION DOLLARS

($35,000,000)

It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.

Sincerely,

COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
Certified General Real Estate Appraiser
Georgia Certification No. 3345

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following assumptions and limiting conditions:

1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.

COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)

13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.

SPECIAL CONDITION

The purpose of this assignment is to estimate the market value of the fee simple interest of the Peak at Vinings Mountain Apartments (the “Property”) as of January 18, 2013 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was October 24, 2012 and its results were communicated in a Self-contained Appraisal Report dated October 31, 2012 (the “Prior Report”). This Restricted Use Appraisal Report provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared.

EXTRAORDINARY ASSUMPTION

As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser at the time the Prior Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Prior Report.

COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER

I, Steven J. Goldberg, MAI, certify that to the best of my knowledge and belief:

•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	My engagement in this assignment was not contingent upon developing or reporting predetermined results.

•

My compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•

My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	No one other than the undersigned provided significant professional assistance to the person signing this report.

•	I have completed the requirements of the continuing education program of the Appraisal Institute

•	I have extensive experience in appraising properties similar to the subject and am in compliance with the Competency Rule of USPAP.

•	I have previously appraised the property that is the subject of this report within the three year period prior to the date this report was prepared.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Georgia as a General Real Estate Appraiser (Certification No. 3345).

COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
Certified General Real Estate Appraiser
Georgia Certification No. 3345

COGENT Realty Advisors, LLC

ADDENDA

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 1

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Peak at Vinings Mountain Apartments

Address:	100 Pinehurst Drive Atlanta, GA 30339

Location:	The Property is located in Vinings, an unincorporated town in northern Cobb County, just across the Chattahoochee River from Atlanta. It is situated along the south side of Wilkinson Parkway just east of I-285 and south of its juncture with I-75. The Vinings is located between the affluent West Paces Ferry section of Buckhead in northwest Atlanta and suburban Smyrna in Cobb County. The U.S. Postal Service uses “Atlanta” for all Vinings addresses (ZIP code 30339). Neighborhood conditions and composition are assumed to be similar to those reported in the Prior Report.

Tax Identification Number:	17091000060 (Cobb County Assessor’s Office)

Description:	Land: The subject site consists of an individual tax parcel that, according to public records, contains a total of 20.0± acres or 871,200 square feet. The land area is irregular in shape and consists of rolling topography.

Improvements: A 280-unit garden-style apartment complex originally built in 1981. The improvements consist of 14 two- and three-story garden-style residential buildings that contain a total rentable area of 272,390 square feet. The Property is one of three apartment communities operated collectively as the Residences at Vinings Mountain. The Residences at Vinings Mountain consists of the Peak at Vinings Mountain (280 units), the Views at Vinings Mountain (180 units) and Lakeside at Vinings Mountain (220 units). There was a major renovation of all three properties that spanned between 2007 and 2009. Amenities at Residences at Vinings Mountain are shared by all three properties. Common amenities include three clubhouses, a business center, two fitness centers, golf simulator, movie screening room, billiards/game room, massage/yoga room, wine tasting room, resort-style swimming pools, a dog park, barbeque area, putting green, tennis court and mature landscaping.

The Property, locally known as the Peak at Vinings Mountain Apartments, is classified as a Class A apartment community by local market standards as a result of its recent and extensive renovation. The property is operating at stabilized occupancy and when last inspected by the appraiser at the time the Prior Report was prepared, was observed to be in average to good condition. The current physical condition of the Property is assumed to be similar to that reported in the Prior Report.

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 2

SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	January 18, 2013

Highest and Best Use:	Continued use of the existing improvements

VALUATION	Current (1/18/2013)	Prior Report (10/24/2012)
Income Capitalization	$35,000,000	$34,600,000
Stabilized NOI	$2,011,661	$1,992,095
Cap Rate	5.75%	5.75%
Value per Unit	$125,000	$123,571
Value per Sq Ft	$128.49	$127.02
Sales Comparison	$35,000,000	$35,000,000
Value per Unit	$125,000	$125,000
Value per Sq Ft	$128.49	$128.49
Concluded Value	$35,000,000	$34,600,000

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 3

APARTMENT MARKET OVERVIEW

INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the Marcus & Millichap “Apartment Research Market Report, Fourth Quarter 2012 – Atlanta Metro Area”, Hendricks and Partners “Apartment Update – Atlanta” (3rd Quarter 2012) and “PWC Real Estate Investor Survey Fourth Quarter 2012” published by Price Waterhouse Coopers.

NATIONAL APARTMENT MARKET: The National Apartment Market remains planted in the expansion phase of the real estate cycle; characterized by strong demand, robust rent growth and new construction. Due to the strong performance in this asset class, many investors are still looking to place capital into the apartment sector. Sales activity is approaching levels realized in 2007 prior to the national economic downturn that resulted in the Great Recession. As a result of the currently strong market fundamentals and brisk pace of sales volume, overall capitalization rates have fallen to levels not realized since 2007. After peaking in late 2009/early 2010 and steadily trending down to the current level, capitalization rates have remained relatively steady over the past couple of quarters suggesting that pricing may have reached a peak.

ATLANTA APARTMENT MARKET: Atlanta is one of the top cities for job growth and the population is rising at one of the fastest paces in the country, sustaining high demand for rental housing. Last year, an average of 200 residents per day moved into the area, and nearly 21 percent of the entire metro population falls within the prime renter cohort, which features those aged between 20 and 34 years old. Uncertainty in the housing market is driving up the age of the first-time homebuyer. As many young adults form rental households in lieu of ownership, they will likely choose to live in modern, luxury apartments near entertainment and business districts. Meanwhile, in the single-family market, permitting activity remains well below prerecession levels and sales of existing single-family homes are just 57 percent of peaks reached before the recession, confirming that many of these new residents are looking for rentals. Furthermore, while lending standards for single family homes remain relatively strict, demand for rental housing will remain high. Apartment construction is at an all-time low this year, and demand for units will outpace new supply. As a result, vacancy will fall to the lowest point in over a decade, allowing operators to boost rents and match prerecession peaks.

Improved market fundamentals are encouraging investors to act on area properties put up for sale. Institutional-grade buyers remain interested in the area and the increasing number out-of-state investors contributed to an enlarged buyer pool. Compressed prices, compared with the nation, and easier access to financing due to advancing property operations, are bringing many investors off the sidelines to buy stabilized properties with cap rates starting in the mid-six percent range. There are still many opportunistic investors chasing value-add deals as banks unload reclaimed assets, though inventory of these property types is shrinking as we head into the next year. Institutional-grade buyers will continue seeking properties in Atlanta, and these assets are selling with cap rates averaging in the mid-five percent range.

As of third quarter 2012 the metro vacancy averaged 7.1% and with strong demand and slowed construction, vacancy is anticipated to end the year at 6.8%. Vacancy for Class A units dipped to 5.1%, its lowest point in over a decade. As vacancy pushed to a new low, operators have been able to push rents upward. The average asking rent increased to $853 per month, inching close to the peaks reached before the recession. The increase in demand has resulted in an increased effective rent average of $773 per month, with concessions decreasing to an average of 34 days free rent. Class A units are driving the overall rent growth where rents grew by 1.3% in the last year to $970 per month. By year end, the average asking rent for all classes is anticipated to reach $859 per month and effective rents pushing up to $780 per month, 2.5% and 3.4% hikes from the end of 2011.

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 4

APARTMENT MARKET OVERVIEW (Continued)

LOCAL MARKET OVERVIEW: The subject property is situated within the Vinings, an unincorporated town just southwest of the Perimeter (I-285) in Cobb County. According to published information, a cluster of in excess of 8,000 apartment units are found in or in close proximity to the Vinings. The Vinings area has historically outperformed the Atlanta metro in terms of average occupancy and rent. Through the first part of 2012, the average occupancy at area apartments hovered in the 95% to 96% range and annual rent growth was reported to be in excess of 9%, compared to the 2 to 3% rate of growth for metro Atlanta.

According to the Marcus and Millichap 4th Quarter Apartment Research Report, the Vinings is situated within their broader defined Smyrna apartment submarket. According to this report, the average occupancy within the Smyrna submarket is the second strongest in Atlanta (behind the Cherokee County submarket) at 4.4%, a 140 basis point year-over-year decline.

Information ascertained by the appraisers on 11 competing apartment properties with a total of 4,272 dwelling units within a 1.5 mile radius of the subject property, built between 1980 and 2000, indicates that occupancy levels range from 94% to 97% at average effective rents ranging from $845 to $1,374 per month and $0.76 to $1.23 per square foot. The average occupancy for the data set equates to 95% at an average effective rent of $1,002 per month and $1.02 per square foot.

CONCLUSION: Occupancy levels are on a moderate upward trend that has resulted in firming rent rates. As new supply entering the market is limited and demand and employment fundamentals remain positive, occupancy should remain stable with moderate increases in rent levels forecasted into the foreseeable future. Investment sales transaction velocity remains good and investor interest in the area is strong.

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 5

INCOME CAPITALIZATION APPROACH SUMMARY

INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.

DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:

(1)	Potential Gross Income that a competent owner could legally generate is calculated.

(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.

INCOME ANALYSIS: The following chart illustrates the Property’s quoted rents by floor plan. The subject’s quoted rent structure has been compared to the rents achieved at competing properties in the immediate area and found to be within the comparable range of rents. The subject is expected to continue to capture its fair share of the market at the indicated economic rates outlined below.

DERIVATION OF GROSS RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
1 Bedroom / 1 Bath	50	705	35,250	$829	$1.18	$41,450
1 Bedroom / 1 Bath	90	850	76,500	$879	$1.03	$79,110
2 Bedroom / 2 Bath	90	1,111	99,990	$1,049	$0.94	$94,410
2 Bedroom / 2 Bath	50	1,213	60,650	$1,159	$0.96	$57,950

Totals/Averages	280	973	272,390	$975	$1.00	$272,920

A review of the subject’s January 2013 rent roll indicates that recent leases have been executed at rents within a tolerable variance of the noted economic amounts however the actual rents in place are approximately 1.8% below the total economic rent as calculated above. The estimated economic or quoted rent structure estimated above will be offset by 1.5% loss to lease allowance to account for the variance between the estimated economic rents and rents in place.

According to the January 2013 rent roll, the Property is 94.3% occupied and 97.5% leased. Historical operating statements under review indicate that the subject’s annual average occupancy has ranged from 95.3% to 97% over the past three years. The subject’s historical occupancy level is generally consistent with occupancy levels reported by competitors in the area. Given the Property’s current and historical occupancy levels, a combined vacancy and collection loss allowance of 4% is projected for the appraised fiscal year.

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 6

INCOME CAPITALIZATION APPROACH SUMMARY (Continued)

In addition to rental income and vacancy described above, other income receipts and utility reimbursement income have been projected for the Property. These income allowances have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented on the following page outlines the Property’s income projections for the appraised fiscal year.

EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods 2010 through 2012 and the 2013 operating budget. In addition, we examined comparable expense data. The following table summarizes the Property’s historical and budgeted operating statements that were made available for review.

RECONSTRUCTED OPERATING STATEMENTS

	2010		2011		2012		2013
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Budget	Per Unit
INCOME
Gross Rent Potential (Market Rent)	$3,157,410	$11,276	$3,274,694	$11,695	$3,276,670	$11,702	$3,306,335	$11,808
Loss to Lease	$(67,346)	$(241)	$(196,120)	$(700)	$(64,402)	$(230)	$0	$0
Concessions	$(260,120)	$(929)	$(88,359)	$(316)	$(25,810)	$(92)	$(1,646)	$(6)
Vacancy/Credit/Non-revenue Units	$(116,036)	$(414)	$(131,940)	$(471)	$(164,797)	$(589)	$(168,837)	$(603)

Net Rental Income (NRI)	$2,713,908	$9,693	$2,858,275	$10,208	$3,021,661	$10,792	$3,135,852	$11,199
Utility Reimbursement	$110,995	$396	$115,596	$413	$111,675	$399	$108,438	$387
Other Income	$137,855	$492	$154,445	$552	$242,708	$867	$221,861	$792

Total Property Income (EGI)	$2,962,758	$10,581	$3,128,316	$11,173	$3,376,044	$12,057	$3,466,151	$12,379
EXPENSES
Payroll	$423,950	$1,514	$400,508	$1,430	$346,044	$1,236	$329,478	$1,177
Utilities	$149,893	$535	$173,789	$621	$185,187	$661	$188,275	$672
Maintenance & Repairs	$182,287	$651	$151,703	$542	$157,311	$562	$148,271	$530
Marketing	$84,868	$303	$63,844	$228	$58,884	$210	$52,510	$188
Administration/Office	$106,103	$379	$133,798	$478	$138,106	$493	$129,895	$464
Real Estate Taxes	$206,409	$737	$156,859	$560	$283,974	$1,014	$280,865	$1,003
Insurance	$82,047	$293	$103,527	$370	$88,750	$317	$90,533	$323
Management Fee	$147,391	$526	$156,387	$559	$168,380	$601	$173,308	$619

TOTAL EXPENSES	$1,382,948	$4,939	$1,340,415	$4,787	$1,426,636	$5,095	$1,393,135	$4,975
NET OPERATING INCOME	$1,579,810	$5,642	$1,787,901	$6,385	$1,949,408	$6,962	$2,073,016	$7,404

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 7

INCOME CAPITALIZATION APPROACH SUMMARY (Continued)

VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.

VALUATION PRO FORMA

	Total	Per Unit	Percent
INCOME			% of GPI
Gross Rent Potential (Market Rent)	$3,275,040	$11,697	100.0%
Loss to Lease	$(49,126)	$(175)	-1.5%
Concessions	$(16,375)	$(58)	-0.5%
Vacancy/Credit/Non-revenue Units	$(131,002)	$(468)	-4.0%

Net Rental Income (NRI)	$3,078,537	$10,995	94.0%
Utility Reimbursement	$112,000	$400	3.4%
Other Income	$224,000	$800	6.8%

Total Property Income (EGI)	$3,414,537	$12,195	104.3%

EXPENSES			% of EGI
Payroll	$336,000	$1,200	9.8%
Utilities	$187,600	$670	5.5%
Maintenance & Repairs	$154,000	$550	4.5%
Marketing	$58,800	$210	1.7%
Administration/Office	$126,000	$450	3.7%
Real Estate Taxes	$278,440	$994	8.2%
Insurance	$89,600	$320	2.6%
Management Fee	$102,436	$366	3.0%
Reserves	$70,000	$250	2.1%

TOTAL EXPENSES	$1,402,876	$5,010	41.1%
NET OPERATING INCOME	$2,011,661	$7,185	58.9%

CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales: The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 5.4% to 6.0%. The capitalization rates from these sales are summarized in the following table.

SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property	Century Perimeter Park	Stonewood at Vinings	St. Andrews Apartments	Chastain Terrace	Heights of Barrett Lakes
Date of Sale	10/12/2012	8/31/2012	6/11/2012	4/25/2012	10/28/2011
Year Built	1998	1997	1995 / 2008	1995	1997
Cap Rate	5.9%	5.8%	5.4%	5.6%	6.0%

Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics. Review of recent sales data indicates that there has been no material change in capitalization rates between the date the Prior Report was prepared and the present. Based on recent sales data, a market-derived capitalization rate in the range of approximately 5.5% to 6.0% is considered reasonable for the Property.

Investor Surveys: According to the PricewaterhouseCoopers Real Estate Investor Survey, 4th Quarter 2012 rates for apartments reported by survey participants active in the National and Southeast Regional markets presently range as shown.

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 8

INCOME CAPITALIZATION APPROACH SUMMARY (Continued)

NATIONAL APARTMENT MARKET SURVEY

National Range	3.75% – 10.00%
Overall Capitalization Rate (Average)	5.72%

Southeast Regional Range	4.50% – 7.00%
Overall Capitalization Rate (Average)	5.94%

Source: PWC Real Estate Investor Survey, 4th Quarter 2012

As indicated below, overall rates in both the National and Southeast Regional markets have remained relatively stable during 2012 and are currently at levels realized in 2007 before the onset of the economic downturn and when rates peaked in late 2009/early 2010 during the recession.

OVERALL CAPITALIZATION RATE TRENDS

Quarter	National Average	Basis Point Change	Southeast Average	Basis Point Change
4Q12	5.72%	-2	5.94%	-2
3Q12	5.74%	-2	5.96%	10
2Q12	5.76%	-9	5.86%	0
1Q12	5.83%	3	5.86%	3

Source: PWC Real Estate Investor Survey

In addition to the above figures derived from the PricewaterhouseCoopers Real Estate Investor Survey, the appraisers reviewed information ascertained from the CBRE Cap Rate Survey, August 2012 publication. According to the CBRE publication, capitalization rates range from approximately 5.25% to 5.75% for stabilized Class A suburban apartments and from approximately 5.75% to 6.25% for stabilized Class B suburban apartments. The rates ascertained from both the PWC and CBRE publications tend to mirror rates produced by actual sales data in the local market.

Conclusion of OAR: An OAR in the range of approximately 5.5% to 6.0% was suggested from a review of actual sales data. The PWC Investor survey indicates that capitalization rates in the National and Southeast Apartment Markets average 5.72% and 5.94%. The CBRE Cap Rate Survey indicates that capitalization rates for Class A properties range from approximately 5.25% to 5.75% and for Class B properties range from approximately 5.75% to 6.25%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market and confirmed by investor survey data, a rate of approximately 5.75% is suggested and concluded for the subject property.

VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 5.75%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$2,011,661	÷	5.75%	=	$34,985,409

CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of January 18, 2013, by application of the Income Capitalization Approach, is rounded to:

THIRTY-FIVE MILLION DOLLARS

($35,000,000)

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 9

SALES COMPARISON APPROACH SUMMARY

INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.

To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.

PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity continues to occur and there is adequate investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a defensible value for the Property via comparative analysis. The data summarized in the table below is utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.

SUMMARY OF APARTMENT SALES

	1	2	3	4	5
Name	Century Perimeter Park	Stonewood at Vinings	St. Andrews Apartments	Chastain Terrace	Heights of Barrett Lakes
Location	6210 Peachtree Dunwoody Rd NE Atlanta, GA	2158 Cumberland Parkway Atlanta, GA	10055 Jones Bridge Alpharetta, GA	240 Franklin Road NE Atlanta, GA	1950 Barrett Lakes Blvd NW Kennesaw, GA
Grantor	Centennial Perimeter Park, LLC	Broadstone at Vinings Prisa 1058, LLC	East Inwood Andrews LLC	Park at Chastain LLC	Barrett Lakes LLC
Grantee	SCG/TB Century Perimeter Park, LLC	Fairfield Vinings LLC	Hunt St. Andrews LP	Edge Residential Chastain, LLC	Barrett Heights Apt. Homes, LLC
Sales Price	$39,700,000	$42,250,000	$24,200,000	$19,750,000	$47,500,000
Sale Date	10/12/2012	8/31/2012	6/11/2012	4/25/2012	10/28/2011
Year Built / Renov	1998	1997	1995/2008	1995	1997
No. of Units	298	310	228	174	446
Net Rentable Area (SF)	337,527	357,228	288,338	190,443	466,324
Avg. Unit Size (SF)	1,133	1,152	1,265	1,095	1,046
Occuapancy	99%	96%	95%	96%	94%
Price/SF	$117.62	$118.27	$83.93	$103.71	$101.86
Price/Unit	$133,221	$136,290	$106,140	$113,506	$106,502
Net Income	$2,349,300	$2,450,500	$1,309,901	$1,104,891	$2,866,033
NOI/SF	$6.96	$6.86	$4.54	$5.80	$6.15
NOI/Unit	$7,884	$7,905	$5,745	$6,350	$6,426
Cap Rate (OAR)	5.9%	5.8%	5.4%	5.6%	6.0%
EGIM	10.1	10.5	9.4	9.8	9.1
Expense Ratio (OER)	40%	39%	49%	45%	45%

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 10

SALES COMPARISON APPROACH SUMMARY (Continued)

ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.

SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Century Perimeter Park	Stonewood at Vinings	St. Andrews Apartments	Chastain Terrace	Heights of Barrett Lakes
Address	6210 Peachtree Dunwoody Rd NE	2158 Cumberland Parkway	10055 Jones Bridge	240 Franklin Road NE	1950 Barrett Lakes Blvd NW
	Atlanta, GA	Atlanta, GA	Alpharetta, GA	Atlanta, GA	Kennesaw, GA
Sale Date	10/12/2012	8/31/2012	6/11/2012	4/25/2012	10/28/2011
Price per Unit	$133,221	$136,290	$106,140	$113,506	$106,502
ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$133,221	$136,290	$106,140	$113,506	$106,502
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$133,221	$136,290	$106,140	$113,506	$106,502
Time	0.0%	0.0%	1.0%	3.0%	5.0%

Time Adjusted Price per Unit	$133,221	$136,290	$107,201	$116,911	$111,827
Location	0%	0%	15%	10%	20%
Age/Condition/Quality	0%	0%	0%	-5%	-5%
Average Unit Size	-5%	-5%	-10%	-5%	-5%
Amenities	0%	0%	0%	0%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	-5%	-5%	5%	0%	10%
Adjusted Price per Unit	$126,560	$129,476	$112,561	$116,911	$123,010

Prior to adjustments, the comparable sales range in price from approximately $106,140 to $136,290 per unit. After considering applicable adjustments, the sales prices fall within a narrower range of $112,561 to $129,476 per unit. The mean and median adjusted sales prices equate to $121,704 and $123,010 per unit.

Based on the data considered and implementation of applicable adjustments, a value of in the range of approximately $120,000 to $125,000 per unit is suggested. Primary emphasis is placed on Sales #1 and #2, the most recent transactions and proximate comparables in relation to the subject property. Based on the above data and analysis, a value of $125,000 per unit is concluded. The resulting overall property value indication is $35,000,000, calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value
280	x	$125,000	=	$35,000,000

CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of January 18, 2013, by application of the Sales Comparison Approach, is:

THIRTY-FIVE MILLION DOLLARS

($35,000,000)

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 11

RECONCILIATION AND FINAL VALUE CONCLUSION

REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Peak at Vinings Mountain Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$35,000,000
The Sales Comparison Approach	$35,000,000
The Cost Approach	Not Applicable

INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.

SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.

COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.

MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Peak at Vinings Mountain Apartments, free and clear of financing, as of January 18, 2013 is:

THIRTY-FIVE MILLION DOLLARS

($35,000,000)

The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.

COGENT Realty Advisors, LLC

Peak at Vinings Mountain Apartments	January 23, 2013
Atlanta, Georgia	Addenda Page 12

QUALIFICATIONS OF THE APPRAISER

STEVEN J. GOLDBERG, MAI, CCIM

STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.

Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.

Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.

Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.

Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, and Florida. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.

COGENT Realty Advisors, LLC